Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 5, DATED DECEMBER 9, 2015

TO THE PROSPECTUS, DATED AUGUST 19, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 19, 2015 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 8, 2015, Supplement No. 2, dated September 29, 2015, Supplement No. 3, dated September 30, 2015, and Supplement No. 4, dated November 13, 2015. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A.	Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following supersedes and replaces the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Corporate Line of Credit” on page 107 of the Prospectus:

Corporate Revolving Facility and Term Facility

On December 8, 2015, we, through the Operating Partnership, amended and increased the amount of our existing $400.0 million credit facility by entering into a $500.0 million revolving credit facility, which we refer to as the “Revolving Facility,” and a $250.0 million term loan facility, which we refer to as the “Term Facility,” pursuant to that certain Third Amended and Restated Credit Agreement and Term Loan Agreement, which we refer to as the “Credit Facility Agreement,” with JPMorgan Chase Bank, N.A., as Administrative Agent; Wells Fargo Bank, National Association, as Syndication Agent; J.P. Morgan Securities LLC and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunners; Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arranger; Bank of America, N.A., as Co-Documentation Agent; U.S. Bank National Association, as Joint Lead Arranger and Co-Documentation Agent; and Regions Bank, as Co-Documentation Agent, all of whom we collectively refer to as the “Lenders.” The Credit Facility Agreement provides us with the ability from time to time to increase the size of the aggregate commitment made under the agreement by an additional $250.0 million up to a total of $1.0 billion, subject to receipt of lender commitments and other conditions. The maturity date of the Revolving Facility is January 31, 2020, and may be extended pursuant to a one-year extension option, subject to continuing compliance with the financial covenants and other customary conditions and the payment of an extension fee. The Term Facility may be drawn upon after the closing of the Credit Facility Agreement for a period of 180 days thereafter, and has a maturity date of January 31, 2021. At our election, borrowings under the Credit Facility Agreement will be charged interest based on (i) LIBOR multiplied by a statutory reserve rate plus a margin ranging from 1.40% to 2.30% for the Revolving Facility and 1.35% to 2.20% for the Term Facility, or (ii) an alternative base rate plus a margin ranging from 0.40% to 1.30% for the Revolving Facility and 0.35% to 1.20% for the Term Facility, each depending on our consolidated leverage ratio and whether we have received investment grade ratings. Borrowings under the Credit Facility Agreement are available for general corporate purposes, including but not limited to the acquisition and operation of permitted investments. As of December 8, 2015, the amount outstanding under the Revolving Facility was $200.0 million with an interest rate of 1.68%, and there was no amount outstanding under the Term Facility.

Borrowings under the Credit Facility Agreement are guaranteed by us and certain of our subsidiaries. The Credit Facility Agreement requires the maintenance of certain financial covenants, including covenants concerning: (i) consolidated tangible net worth; (ii) consolidated fixed charge coverage ratio; (iii) consolidated leverage ratio; (iv) secured indebtedness; (v) secured recourse indebtedness; (vi) unencumbered interest coverage ratio; (vii) maximum unencumbered property pool leverage ratio; and (viii) unencumbered property pool criteria.

In addition, the Credit Facility Agreement contains customary affirmative and negative covenants, which, among other things, require us to deliver to the Lenders specified quarterly and annual financial information, and limit us, subject to various exceptions and thresholds from: (i) creating liens (other than certain permitted liens) on the unencumbered asset pool; (ii) merging with other companies (other than certain permitted mergers); (iii) selling all or substantially all of our assets or properties; (iv) transferring a material interest in the Operating Partnership; (v) entering into certain transactions with affiliates, unless such transactions are on terms obtainable on arms-length transactions; (vi) making certain types of investments; and (vii) if in default under the Credit Facility Agreement, paying certain distributions.

The Credit Facility Agreement permits voluntary prepayment of principal and accrued interest and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Credit Facility Agreement, the Lenders may accelerate the repayment of amounts outstanding under the Credit Facility Agreement and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.